SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **May 9, 2005**

PEPCO HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**001-31403**	**52-2297449**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N. W.
Washington, D. C. 20068
(Address of Principal Executive Offices) (Zip Code)

(202) 872-3526
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition**

On May 9, 2005, Pepco Holdings, Inc. issued a news release announcing its first quarter 2005 operating results. The news release is furnished as Exhibit 99 to this Form 8-K.

Item 9.01   **Financial Statements and Exhibits.**

(c) Exhibits.

99   News Release of Pepco Holdings, Inc. dated May 9, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.

By: /s/   Joseph M. Rigby
    Name: Joseph M. Rigby
    Title: Senior Vice President and Chief
                 Financial Officer

Date: May 9, 2005